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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                  INTERNATIONAL MUREX TECHNOLOGIES CORPORATION

                           (Name of Subject Company)

                  INTERNATIONAL MUREX TECHNOLOGIES CORPORATION

                       (Name of Person Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE

                         (Title of Class of Securities)

                                   46005H100

                     (CUSIP Number of Class of Securities)

                                 --------------

                                C. ROBERT CUSICK
                                   PRESIDENT
                                      AND
                            CHIEF EXECUTIVE OFFICER
                  INTERNATIONAL MUREX TECHNOLOGIES CORPORATION
                      2255 B. QUEEN STREET EAST, SUITE 828
                            TORONTO, ONTARIO M4E 1G3
                                 (519) 836-8016
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                 --------------

                                   COPIES TO:

                              Bruce A. Rich, Esq.

                               Reid & Priest, LLP

                              40 West 57th Street

                            New York, New York 10019

                                 (212) 603-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is International Murex Technologies Corporation, a British Columbia corporation (the "Company"). The address of the principal executive offices of the Company is 2255 B. Queen Street East, Suite 828, Toronto, Ontario M4E 1G3. The title of the class of equity securities to which this Statement relates is common shares, without par value (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to a tender offer by AAC Acquisition Ltd., a British Columbia corporation ("Purchaser"), which is an indirect wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Parent"), to purchase all of the outstanding Shares for a net cash amount of U.S. $13.00 per Share (the "Per Share Amount") in accordance with the terms and subject to the conditions provided for in the Offer to Purchase, dated March 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together, with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1, dated March 20, 1998 (the "Schedule 14D-1"), as filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of Purchaser and Parent is 100 Abbott Park Road, Abbott Park, Illinois 60064.

    The Offer is being made pursuant to an Acquisition Agreement, dated as of March 13, 1998, among Parent, Purchaser and the Company (the "Acquisition Agreement"). The Acquisition Agreement provides for the making of the Offer and the terms and conditions thereof (the "Acquisition"). The Acquisition Agreement further provides that if the Offer is consummated, then upon the terms and subject to the conditions contained therein. Parent and Purchaser will complete the acquisition of the Company in accordance with the Company Act of British Columbia (the "BC Act"), through either (1) a compulsory acquisition (a "Compulsory Acquisition") if Purchaser purchases at least 90% of the Shares, or
(2) if the number of Shares does not permit a Compulsory Acquisition, then Purchaser will be amalgamated with the Company (the "Amalgamation"), (the Compulsory Acquisition or the Amalgamation being the "Completion of the Acquisition"). In the Completion of the Acquisition, the holders of Shares (other than Purchaser, Parent and their affiliates) as of the effective time thereof (the "Effective Time") will receive an amount in cash equal to the Per Share Amount, without interest thereon.

    All dollar amounts in this Schedule are in United States dollars.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors, or affiliates are described in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") dated the date hereof under "Information Regarding the Company," "Board of Directors and the Parent Designees," "Meetings, Committees and Other Information," "Compensation of Executive Officers," "Other Transactions and Certain Relationships" and "Compensation Committee Report on Executive Compensation". The Information Statement is attached hereto as Schedule I, filed as Exhibit 1 hereto and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors and executive officers are contained in the Acquisition Agreement and are described below under "The Acquisition Agreement."

    The following are summaries of certain provisions of the Acquisition Agreement and the Shareholder Agreements (defined below). Such summaries do not purport to be complete and are qualified in

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their entirety by reference to the full text of the Acquisition Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference, and the full text of the form of Shareholder Agreement, which is filed as Exhibit 3 hereto, and is incorporated herein by reference.

    EMPLOYMENT AGREEMENTS--CHANGE OF CONTROL PROVISIONS. The Company and certain executive officers are parties to employment agreements, which are described in the Information Statement.

    In September 1995, the Company entered into change of control provisions (the "Provisions") for ten executive officers and certain key managers, and in November 1997, amended certain provisions relating to its executives who are United States taxpayers. The Provisions guarantee salary for 299% of the five year annual average of all compensation for F. Michael P. Warren, Chairman of the Board, and C. Robert Cusick, President and Chief Executive Officer, and their other benefits (medical, vacation, disability, etc.) for a period of 24 months. For the other executive officers and key managers, the Provisions guarantee base salary and other benefits for 24 months. In addition, to the extent that the change of control payment amount to a recipient who is a U.S. taxpayer would exceed the maximum permitted amount to avoid an excise tax to the recipient under the Internal Revenue Code of 1986, as amended (the "Code"), the payment amount would be increased to cover the excise tax liability. Provisions have been incorporated into existing employment agreements and continue with the term of each agreement. The total amount payable to all participants is to be set aside in trust to be paid upon a triggering event pursuant to the terms of the Provisions.

    (b)(2) SHAREHOLDER AGREEMENTS. As a condition to Parent's willingness to enter into the Acquisition Agreement, three principal shareholders and two executive officers (the "Shareholders") of the Company entered into Shareholder Agreements (each, a "Shareholder Agreement") with Parent pursuant to which each Shareholder agreed to tender, subject to certain conditions, all of the Shares held by such Shareholder pursuant to the terms of the Offer, regardless of whether a higher offer for the Shares had been made. In addition, each Shareholder granted the Parent an option (the "Option") to purchase his or its Shares at the Per Share Amount until the Acquisition Agreement is terminated, except that if the Offer is terminated by reason of (i) the Company breaching any of its representations, warranties or covenants in the Acquisition Agreement, (ii) the Company giving Parent Notice of a Superior Proposal (as defined in the Acquisition Agreement) or (iii) the Company's Board of Directors withdrawing or modifying its approval of the Acquisition Agreement or the Acquisition or entering into an agreement providing for an Acquisition Proposal, or resolving to do any of the foregoing (an "Applicable Termination"), Parent may exercise the Option on the later of (A) five business days following an Applicable Termination or (B) two business days following receipt of the applicable governmental consents or approvals to such Option exercise but not later than August 31, 1998. The aggregate number of Shares to be tendered under the Shareholder Agreements represents approximately 33.9% of the Shares outstanding on the date of the Acquisition Agreement.

    In the event the Acquisition Agreement is terminated and Parent purchases any Shares pursuant to the Option in any Shareholder Agreement, (i) Parent and Purchaser shall for the six months following such purchase use their reasonable best efforts to consummate the Amalgamation on essentially the proposed terms in the Acquisition Agreement and (ii) if the Amalgamation is not effected, for a period of three years following the purchase of Shares neither Parent nor any of its affiliates shall acquire beneficial ownership of any Shares at less than the Per Share Amount, excluding the acquisition of less than 2% of the outstanding Shares by pension plans or similar fiduciary entities of Parent.

    In addition, two other shareholders who own an aggregate of approximately 11.5% of the outstanding Shares have indicated to the Company in writing their intention to tender their Shares in the Offer.

    In July 1996, a subsidiary of the Company filed a patent infringement action against Parent in the United States District Court, Northern District of Georgia, seeking injunctive relief against Parent and damages for infringement by Parent of a patent held by the subsidiary (the "Abbott Litigation"). The Acquisition Agreement requires that (i) the parties cease to actively prosecute the Abbott Litigation and

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seek a stay of that litigation, and (ii) upon consummation of the Offer, the
Abbott Litigation would be dismissed with prejudice. Counsel to the Company's subsidiary in the Abbott Litigation sought fees in the amount of $5 million in accordance with its retainer agreement in addition to amounts previously paid. It was determined that the Company would pay $3.1 million and Edward J. DeBartolo, Jr. and the Estate of Edward J. DeBartolo, Sr., the beneficial owners of approximately 27.3% of the Shares, would jointly and severally pay $1.9 million of such additional fees.

    STOCKHOLDER PROTECTION RIGHTS AGREEMENT. The Company's Board of Directors resolved, among other things, to waive application of the Company's Stockholder Protection Rights Agreement with The Bank of New York, dated August 31, 1995 (the "Rights Agreement"), to the Offer and its related transactions. In addition, the Company has amended the Rights Agreement to specifically exclude
(i) Parent and Purchaser from the definition of "Acquiring Person" and (ii) the Acquisition Agreement and the Shareholder Agreements and the consummation of transactions contemplated or permitted therein from falling within the scope of the Rights Agreement.

THE ACQUISITION AGREEMENT.

    Capitalized terms not otherwise defined herein have the meanings set forth in the Acquisition Agreement.

    THE OFFER. The Acquisition Agreement provides for the making of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares validly tendered on or prior to the expiration date and not withdrawn are subject only to the Minimum Condition and the other conditions set forth in Annex I to the Acquisition Agreement. The Offer will be open for a period of 20 business days, terminating on April 16, 1998. Assuming the number of Shares tendered during the aforementioned period is not less than 75% of the outstanding Shares (on a fully diluted basis excluding outstanding options subject to binding agreements to cancel, see "Stock Options" below) (the "Minimum Condition"), Purchaser may extend the Offer to purchase additional Shares up to ten business days following the date on which all conditions to the Offer have first been satisfied or waived, provided that Purchaser shall not be entitled to assert conditions (b), (c), (d) or (e) to the Offer, as described below in "Conditions to the Offer." The offering period also would be extended after delivery by the Company of a Notice of Superior Proposal or during the cure period of a notice of a breach by the Company of any of its representations, warranties or covenants in the Acquisition Agreement which may give rise to a termination of the Offer, described below in "Termination."

    The Acquisition Agreement further provides that Purchaser may waive, in whole or in part, any of the conditions to the Offer described below or increase the Per Share Amount provided that (i) Purchaser may reduce the Minimum Condition so long as it purchases at least a majority of the Shares outstanding (on a fully diluted basis excluding outstanding options subject to binding agreements to cancel) and (ii) subject to the prior written approval of the Company (A) decrease the Per Share Amount, (B) change the form of consideration payable in the Offer, (C) reduce the number of Shares to be purchased to less than a majority of outstanding Shares, (D) impose additional conditions on the Offer or (E) otherwise amend the terms of the Offer in any way which would be materially adverse to holders of Shares.

    CONDITIONS TO THE OFFER. Notwithstanding any other provisions of the Offer, Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, and, subject to the terms of the Acquisition Agreement, may terminate the Offer if (i) by the expiration date of the Offer, the Minimum Condition shall not have been satisfied, (ii) any applicable waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"), the Canadian Competition Act, the Investment Canada Act, any applicable requirement of the United Kingdom Fair Trading Act and the regulation of monopolies and competition in Germany have expired without the required consent or approval, or (iii) any other required consent or approval shall not have been obtained, provided that in the case of clauses (ii) and (iii) herein, Purchaser cannot terminate the Offer prior to August 31, 1998 if

                                       4
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such nonsatisfaction is curable, and also if any of the following conditions occurs or Purchaser makes a good faith determination that any of the conditions has occurred:

    (a) There shall be instituted or pending any action or proceeding by a government authority seeking to (1) make illegal or otherwise directly restrain or prohibit the making of the Offer, the acquisition of any Shares by Purchaser pursuant to the Offer or the Completion of the Acquisition, (2) restrain or prohibit Parent's or Purchaser's ownership or operation (or that of their respective subsidiaries) of all or any material portion of the business or assets of the Company and its subsidiaries or, following consummation of the Offer or the Completion of the Acquisition, and as a result thereof, of the Parent or its subsidiaries or to compel Parent or any of its subsidiaries to dispose of or hold all or any material portion of the business or assets of the Company and its subsidiaries, (3) impose material limitations on the ability of Purchaser, Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares to be acquired pursuant to the Offer on all matters properly presented to the Company's shareholders, or (4) require divestiture by Parent or Purchaser of any Shares to be acquired pursuant to the Offer; or

    (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in the United States, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) any limitation by any United States governmental authority or agency on the extension of credit by banks or other financial institutions or (4) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (c) there shall have occurred, or Purchaser shall have become aware of any event or condition that would reasonably be expected to have a Material Adverse Effect (as defined in the Acquisition Agreement) on the Company; or

    (d) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Acquisition Agreement and, if curable, shall have failed to cure such breach within ten business days of receipt of notice of such breach or failure to perform; or

    (e) any of the representations and warranties of the Company set forth in the Acquisition Agreement that are qualified as to materiality shall not be true and correct or any of the representations and warranties of the Company set forth in the Acquisition Agreement that are not so qualified shall not be true and correct in any material respect, in each case if such representations and warranties were made at the time of such determination (or, in the case of any representation and warranty made as of a specified date, as of such date) and if curable, shall have failed to cure such failure to be true and correct within ten business days of receipt of notice such failure to be true and correct; or

    (f) the Acquisition Agreement shall have terminated in accordance with its terms; or

    (g) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer, the Acquisition Agreement or the Completion of the Acquisition or shall have recommended, or the Company shall have entered into an agreement providing for, a Superior Proposal, or the Board shall have resolved to do any of the foregoing; or

    (h) the Company shall have failed to adopt the amendment to its Rights Agreement or thereafter shall have amended or modified its Rights Agreement in a manner that would nullify or conflict with such amendment to its Rights Agreement or adopted a new share rights plan; which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or omission by Purchaser) giving rise to any such condition makes it inadvisable to proceed with such acceptance for payment of the Shares.

    The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in

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whole or in part at any time or from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time or from time to time.

    DESIGNATION OF DIRECTORS. The Acquisition Agreement provides that promptly upon the purchase of Shares by Purchaser pursuant to the Offer and from time to time thereafter, so long as Parent and Purchaser are not in material breach of their respective obligations thereunder, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to such designations) and (ii) the percentage that the number of Shares owned by Purchaser and its affiliates (including any Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares. The Company shall, upon the request by Purchaser, promptly either increase the size of the Board (and shall, if necessary, amend the Company's Memorandum to permit such an increase to the extent permitted by applicable law) or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and shall cause Purchaser's designees to be so elected, and to each Board committee. However, at all times prior to the Completion of the Acquisition at least two persons who are directors of the Company (or who are designated by directors who are directors of the Company as of the date of the Acquisition Agreement (the "Continuing Directors")) shall remain directors of the Company. Messrs. Warren and Cusick have been selected as the initial Continuing Directors. Notwithstanding the foregoing, until the consummation of the Offer, the Company shall use its reasonable best efforts to ensure that all of the members of the Board and committees thereof as of the date of the Acquisition Agreement, who are not employees of the Company, shall remain members of the Board and such committees.

    Following the election or appointment of Purchaser's designees and prior to the Effective Time, any amendment or modification of the Acquisition Agreement or the Company's Articles or Memorandum, any termination of the Acquisition Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder or any other action with respect to the Acquisition Agreement or the transactions contemplated thereby which may be materially adverse to holders of Shares generally (other than that of Purchaser) will require the concurrence of a majority of the Continuing Directors.

    Purchaser's obligations to appoint designees to the Company's Board of Directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Pursuant to the Acquisition Agreement, the Company is to promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill the foregoing obligations. See the Information Statement which is part of this Schedule.

  THE COMPLETION OF THE ACQUISITION

    The Acquisition Agreement provides that if after purchasing Shares in the Offer (or through open market purchases for 30 days or less after the Offer), Purchaser owns a sufficient number of Shares to effectuate a Compulsory Acquisition, it shall as promptly as practicable thereafter effect the Compulsory Acquisition.

    In the event Purchaser does not own enough Shares to effectuate a Compulsory Acquisition, Purchaser shall seek to effectuate an Amalgamation as soon as practicable. At the meeting of shareholders or consents in lieu of a meeting for the Amalgamation, Purchaser shall be present and vote all Shares beneficially owned by it and Parent in favor of the Amalgamation or give its consent in lieu of a meeting if

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a meeting of shareholders is not held. Under the BC Act, the Amalgamation must be approved by 75% of the Shares present and voting, and thereafter be approved by the Supreme Court of British Columbia.

    Holders of Shares who give exercise the rights granted under the BC Act and who do not tender their Shares pursuant to the Offer may dissent to the Amalgamation.

    RECOMMENDATION. The Company represents in the Acquisition Agreement that its Board of Directors has (i) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Acquisition and the Offer, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) duly authorized and approved the Acquisition Agreement and approved the Acquisition and the other transactions contemplated thereby (including, but not limited to, the Offer), and (iii) resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer, and to the extent required by applicable law, authorize and approve the Acquisition Agreement and the transactions contemplated thereby, including the Amalgamation. The Company has agreed to file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") containing the aforementioned recommendations and to mail such Schedule 14D-9 to the shareholders of the Company contemporaneous with the commencement of the Offer.

    STOCK OPTIONS. Subject to the Company and Parent making the election described below, the Company shall, prior to completion of the Offer use its best efforts (i) to amend each outstanding stock option or any Company stock option plans to permit immediate vesting and exercise contingent upon consummation of the Offer and (ii) to cause the holders to exercise their options and tender their Shares in the Offer. Instead of taking the actions described in the preceding sentence, Parent and the Company may agree in exchange for an agreement by the holder to cancel his option, for the Company to make a cash payment to such holder in an amount equal to (i) the excess, if, any of (A) the Per Share Amount over (B) the exercise price per share of Common Stock subject to such stock option, multiplied by (ii) the number of Shares for which such stock option shall not theretofore have been exercised.

    Parent and the Company shall take whatever actions are required such that, as of the Effective Time, any options not exercised or cancelled pursuant to the preceding paragraph are converted into a fully invested and exercisable right to acquire common stock of Parent in a manner consistent with the requirements applicable to "issuing or assuming a stock option in a transaction in which
Section 424(a) applies," as that phrase is defined in Section 424(a) of the Code, provided that such options will not confer on the holders thereof any rights to acquire securities of the Company. Parent will cooperate in whatever actions are required for the Company's Board of Directors to implement this paragraph.

    INTERIM OPERATIONS; COVENANTS. The Acquisition Agreement provides that during the period from the date of the Acquisition Agreement to the time Purchaser's designees are elected as directors of the Company, the Company and its subsidiaries will each conduct its operations in the ordinary course of business consistent with past practice, and the Company and its subsidiaries will each use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers,contractors, distributors, customers and others having business relationships with it. Without limiting the generality of the foregoing, and except as otherwise expressly provided in the Acquisition Agreement, prior to the date Purchaser's designees are elected to the Company's Board of Directors, neither the Company nor any of its subsidiaries may, without the prior written consent of Purchaser, which consent shall not unreasonably be withheld or delayed, engage or agree to engage in an enumerated list of transactions generally characterized as being outside the ordinary course of business. Transactions requiring Purchaser's prior approval include actions by the Company or its subsidiaries to (i) amend its Articles of Association or Memorandum of Association or increase or propose to increase the number of directors; (ii) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation

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rights), except under the Company's Qualified Employee Stock Purchase Plan
("ESPP"), the issuance of up to 16,816 Shares pursuant to the Company's bonus plan or as required by option agreements and option plans as in effect as of the date of the Acquisition Agreement, or amend any of the terms of any such securities or agreements outstanding as of the date of the Acquisition Agreement; (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire any of its securities or any securities of its subsidiaries; (iv) incur any debt or issue any debt securities or assume, guarantee or endorse the obligations of any other person, make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company), pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries or mortgage or pledge any of its assets or create any Lien thereupon other than Permitted Liens (as defined in the Acquisition Agreement); (v) enter into, adopt, amend or terminate any bonus, compensation, severance, termination, or employee benefit arrangement not required by any such plan or arrangement; (vi) acquire, sell, lease, license, encumber, transfer or dispose of any assets of the Company and its subsidiaries; (vii) change any of the accounting principles or practices used by it, except as may be required as a result of a change in law or in generally accepted accounting principles; (viii) acquire any corporation, partnership or other business organization or division thereof, authorize any new capital expenditure not reflected in the Company's capital budget for amounts in excess of U.S.$200,000 between March 13, 1998 and March 31, 1998 and, thereafter, in excess of the amounts set forth in the monthly capital budgets to be prepared by the Company and approved by Parent in its reasonable discretion or settle any litigation; (ix) make any material tax election or settle or compromise any material tax liability; (x) pay, discharge or satisfy any claims, liabilities or obligations outside the ordinary course of business or not in accordance with their terms; (xi) terminate, modify, amend or waive compliance with any material provision of, any of the Significant Agreements, or fail to take any action necessary to preserve the material benefits of any Significant Agreement to the Company or any of its subsidiaries;
(xii) enter into any agreement providing for the acceleration of payment or performance or other consequence as a result of a change in control of the Company; (xiii) enter into any agreement providing for any license (other than trademark or service mark licenses under supply or distribution contracts entered into in the ordinary course of business), sale, assignment or otherwise transfer any patent rights or grant any covenant not to sue with respect to any of its intellectual property; (xiv) enter into any commitments to professionals outside the ordinary course of business or in excess of the amounts represented and warranted; (xv) cancel or terminate any material insurance policies (other than in connection with acquiring substantially equivalent replacement policies) or reduce the amount of coverage thereunder; or (xvi) agree to take any action which would violate the covenants.

    NO SOLICITATION. The Acquisition Agreement requires that the Company immediately cease any existing discussions or negotiations with any third parties with respect to any Acquisition Proposal (as defined below). The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent or any of its subsidiaries, (i) solicit, initiate, continue or encourage any inquiries, proposals or offers that constitute an inquiry, proposal or offer relating to an amalgamation, merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including,without limitation, by way of a tender offer) or similar transactions involving the Company or any of its subsidiaries, other than the transactions contemplated by the Acquisition Agreement (any of the foregoing inquiries or proposals being referred to in the Acquisition Agreement as an "Acquisition Proposal"), (ii) solicit, initiate, continue or engage in negotiations or discussions concerning, or provide any non-public information or data to any person or entity relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend any Acquisition Proposal; PROVIDED, that the Company may (A) prior to the purchase by Purchaser of Shares pursuant to the Offer, furnish non-public information or data to, or enter into discussions or negotiations with, any person in connection with an unsolicited bona fide written Acquisition Proposal by such person or recommending an unsolicited bona fide written Acquisition

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Proposal to the shareholders of the Company, if and only to the extent that (1)
the Company's Board of Directors determine in good faith, based upon the written advice of their independent financial advisor, that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transactions contemplated by the Acquisition Agreement and the Company's Board of Directors determine in good faith, based upon the written advice of independent legal counsel, that such action is required for the discharge of their fiduciary duties to shareholders under applicable law, (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person, the Company receives from such person an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement dated February 22, 1998 between Parent and the Company and (3) prior to furnishing such non-public information to such person, the Company delivers to Parent a copy of all such information concurrently with its delivery to the requesting party; or (B) comply with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

    If the Company's Board of Directors determine in good faith that any Acquisition Proposal constitutes a Superior Proposal (as defined below), the Board shall promptly give written notice, specifying the identity of the other party and the structure and material terms of such Superior Proposal (a "Notice of Superior Proposal"), to Parent. The Board of Directors may (subject to the following sentences of this paragraph and compliance with the termination provisions of the Acquisition Agreement), to the extent they determine in good faith based upon written advice of independent legal counsel to be necessary in order to comply with their fiduciary duties under applicable law, approve or recommend any such Superior Proposal, approve or authorize the Company's entering into an agreement with respect to such Superior Proposal, approve the solicitation of additional takeover or other investment proposals or terminate the Acquisition Agreement, in each case at any time after the fifth business day following delivery to Parent of the Notice of Superior Proposal. The Company may take any of the foregoing actions pursuant to the preceding sentence only if an Acquisition Proposal that was a Superior Proposal at the time of delivery of a Notice of Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by Parent prior to the expiration of the five business day period specified in the preceding sentence. For purposes of the Acquisition Agreement, a "Superior Proposal" means any bona fide proposal for an Acquisition Proposal that the Company's Board of Directors determine in their good faith reasonable judgment based on the written advice of their financial advisor, to be made by a person with the financial ability to consummate such proposal and to provide greater aggregate value to the Company and/or the Company's shareholders than the transactions contemplated by the Acquisition Agreement or otherwise proposed by Parent as contemplated in this paragraph.

    The Company shall notify Parent immediately (and in no event later than 24 hours) after receipt by the Company of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contract.

  INDEMNIFICATION OF COMPANY OFFICERS AND DIRECTORS; LIABILITY INSURANCE.

    For a period not less than six years from the Effective Time, Parent shall
(i) indemnify and hold harmless the directors, officers, employees and agents of the Company (the "Indemnified Parties") from and against claims, losses or obligations arising out of events occurring prior to the Effective Time and relating to their service with the Company except to the extent an Indemnified Party acted in bad faith or in a manner he did not reasonably believe to be in or not opposed to the best interests of the Company, or with respect to criminal action, he had reasonable cause to believe his conduct was unlawful. Parent shall cause the Company or the Amalgamation company ("Amalco"), as the case may be, to maintain in effect the provisions in its Articles of Association and Memorandum of Association containing the provisions with respect to exculpation of director and officer liability and indemnification set forth therein as of March 13, 1998 to the fullest extent permitted under applicable law, and which provisions shall not be amended, repealed or otherwise modified except as required by applicable law that would enlarge the exculpation or rights of indemnification thereunder.

    In the event of any claim made against an Indemnified Party covered above, unless Parent, the Company or Amalco has elected to defend that claim, Parent, the Company or Amalco shall advance the reasonable fees and expenses of counsel selected by that Indemnified Party (which counsel shall be reasonably satisfactory to Parent and which counsel shall be the same for all Indemnified Parties unless a conflict of interest between them requires more than one counsel), upon receipt of a written undertaking by or on behalf of that Indemnified Party to repay such amounts if it shall ultimately be determined that Indemnified Party is not entitled to be indemnified as described here.

    Parent shall cause Amalco to maintain in effect for six years from the Effective Time, to the extent available, the coverage provided by the current directors' and officers' liability insurance policies maintained by the Company (provided that Amalco may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; PROVIDED, HOWEVER, that Amalco shall not be required to incur any annual premium in excess of 200% of the last annual aggregate premium paid for all current directors' and officers' liability insurance policies maintained by the Company, which premium was not in excess of U.S.$225,000 (the "Current Premium"). Should such insurance premiums at any time exceed 200% of the Current Premium, then Amalco shall maintain policies of insurance which, in Amalco's good faith determination, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium.

    REPRESENTATIONS AND WARRANTIES. The Acquisition Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things, organization and qualification, capitalization, subsidiaries, authorization, Commission documents, conflicts, financial statements, undisclosed liabilities, absence of certain changes or events, tax matters, litigation, ERISA compliance, environmental matters, real property and leased property, change of control payments, intellectual property, significant agreements, compliance with laws, insurance coverage, labor relations, brokers and finders and the opinion of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Parent and Purchaser have represented as to, among other things, organization and power, authorization, conflicts, consents and approvals, financing of the Offer, and filing matters.

    TERMINATION. The Acquisition Agreement may be terminated and the Offer and the Completion of the Acquisition may be abandoned, notwithstanding approval thereof by the shareholders of the Company:

    (a) at any time prior to the consummation of the Offer by mutual written consent of Parent, Purchaser and the Company; or

    (b) at any time prior to the Effective Time by Parent or the Company of any court of competent jurisdiction or other governmental body, shall have issued a final, non-appealable order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Completion of the Acquisition; or

    (c) by Parent or the Company at any time on or after August 31, 1998 if Purchaser shall not have purchased any Shares pursuant to the Offer, provided, that the right to terminate under this clause shall not be available to any party whose failure to fulfill any obligation under the Acquisition Agreement has been the cause or resulted in such failure to purchase; or

    (d) by Parent prior to the purchase by Purchaser of Shares pursuant to the Offer, if (i) there shall have been a breach of any representation or warranty of the Company contained therein which would reasonably be expected to materially and adversely affect the expected benefits for Parent of the transactions contemplated thereunder or prevent the consummation of the Offer or the Completion of the Acquisition or (ii) there shall have been a breach of any covenant or agreement of the Company contained therein which would reasonably be expected to materially and adversely affect the expected benefits for Parent of the transactions contemplated thereunder or prevent the consummation of the Offer or the Completion of the Acquisition and which, if curable, shall not have been cured prior to ten business days following notice of such breach; or

    (e) prior to the purchase of Shares pursuant to the Offer and no earlier than five business days after the receipt by Parent of a Notice of Superior Proposal, if the Superior Proposal described in such Notice of Superior Proposal continues to be a Superior Proposal in light of any transaction proposed by Parent prior to the expiration of the fifth business day after the receipt by Parent of such Notice of Superior Proposal, by the Company if the Company's Board of Directors determine in good faith, based upon the written advice of their independent financial advisor, that such Superior Proposal would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transactions contemplated by the Acquisition Agreement and the Company's Board of Directors determine in good faith, based upon the written advice of independent legal counsel, that such action is required for the discharge of their fiduciary duties to shareholders under applicable law; or

    (f) at any time prior to the consummation of the Offer by Parent if the Company's Board of Directors shall have withdrawn or modified in a manner adverse to Parent or Purchaser their approval of the Offer, the Acquisition Agreement, the Completion of the Acquisition, their recommendation that the Company's shareholders accept the Offer or the Company shall have entered into an agreement providing for an Acquisition Proposal or the Board of Directors shall have resolved to do any of the foregoing; or

    (g) by the Company prior to the purchase by Purchaser of Shares pursuant to the Offer, if (i) there shall have been a breach of any representation or warranty of Parent or Purchaser contained in the Acquisition Agreement which would reasonably be expected to materially or adversely affect the expected benefits for the Company's shareholders of the transactions contemplated thereunder or prevent the consummation of the Offer or the Completion of the Acquisition or (ii) there shall have been a breach of any covenant or agreement of Parent or Purchaser contained in the Acquisition Agreement which would reasonably be expected to materially and adversely affect the expected benefits for the Company's shareholders of the transactions contemplated thereunder or prevent the consummation of the Offer or the Completion of the Acquisition and which, in the case of either (i) and (ii) above, if curable, shall not have been cured prior to ten business days following notice of such breach.

    If the Acquisition Agreement is terminated pursuant to (1) clause (c) above due to a failure to satisfy the Minimum Condition at any time after any person has made an Acquisition Proposal and, within twelve months of the date of such termination, the Company enters into a definitive agreement relating to an Acquisition Proposal at a price per Share that exceeds the Per Share Amount with any person, or (2) clauses (d), (e) or (f) above, the Company will pay Parent a non-refundable fee of U.S.$10 million plus expenses of U.S.$2 million (except for a termination under clause (d) above, in which case only expenses of U.S.$2 million shall be payable).

    SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties in the Acquisition Agreement shall not survive beyond the consummation of the Offer, except that the covenants and agreements in the Acquisition Agreement shall survive in accordance with their respective terms, including, but not limited to, the "Indemnification" paragraph above.

    FEES AND EXPENSES. Subject to the payment of a fee by the Company to Parent if the Acquisition Agreement is terminated under certain circumstances, each party shall bear its own expenses and costs in connection with the Acquisition Agreement and the transactions contemplated thereby.

    AMENDMENT. The Acquisition Agreement may be amended by action taken by the Company, Parent and Purchaser at any time before or after adoption of the Amalgamation by the shareholders of the Company (if required by applicable law) but, after any such approval, no amendment shall be made which decreases the Per Share Amount or changes the form thereof or which adversely affects the rights of the Company's shareholders thereunder without the approval of such shareholders, subject to certain amendments which would require the Company to seek approval of the Continuing Directors.

    PRESS RELEASE. Parent and Purchaser, on the one hand, and the Company, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Acquisition Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by applicable rules of any securities exchange or inter-dealer quotation system.

CONFIDENTIALITY AGREEMENT

    Effective February 22, 1998, the Company and Parent entered into the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Parent agreed to treat in strict confidence all information furnished by the Company, and the Company agreed to treat in strict confidence all information furnished by Parent. In addition, Parent agreed not to purchase any Shares or pursue any acquisition of the Company in any manner for a period of six months, without the prior consent of the Company.

    The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement which is filed as Exhibit 4 to this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) Recommendation

    At a Special Meeting held on March 15, 1998, the Board of Directors of the Company unanimously (i) approved the Acquisition Agreement, the Offer and the Acquisition and determined that the Offer and the transactions contemplated thereby, (ii) determined that the Offer and the Acquisition are fair to, and in the best interests of, the shareholders of the Company, (iii) resolved and authorized an amendment to the Rights Agreement to permit the Acquisition Agreement, the Offer, the Acquisition and the Shareholders Agreement and (iv) resolved to recommend that shareholders accept the Offer. The Board of Directors recommend that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    (b)(i)  Background

    For the past several years, the Company has continuously reviewed possible acquisitions of companies and/or product lines, strategic alliances through joint ventures or investment, and license arrangements. In September 1995, the Company retained TM Capital Corp. ("TM Capital") to assist in seeking such business prospects and in obtaining long-term debt. One of the companies contacted about these activities made a proposal to acquire the Company. However, that proposal was deemed inadequate by the Company. As a result of on-going consolidation and increasing competition for suitable acquisition candidates and reasonably valued opportunities in the diagnostic industry, in the fall of 1997, the Company chose to broaden its options to include the partial sale or complete sale of the Company.

    On November 17, 1997, the Company retained DLJ and subsequently terminated the services of TM Capital.

    During November 1997, DLJ prepared a Confidential Information Memorandum describing the Company. In December 1997, DLJ began contacting companies based upon a list compiled by DLJ and the Company of companies which potentially might be interested in pursuing a strategic transaction with the Company. In addition, the Company and DLJ received unsolicited inquiries with respect to a transaction. Of the companies contacted or those which initiated contact, 26 companies executed confidentiality agreements and were provided with the Confidential Information Memorandum. Parent participated in this process and entered into the Confidentiality Agreement with the Company on February 22, 1998. See Item 3 of this Schedule.

    After having reviewed such information, seven parties, including Parent, indicated that they had a preliminary interest with respect to an acquisition transaction and desired to conduct a business, financial and legal review of the Company. The Company and DLJ subsequently reviewed and discussed these indications of preliminary interest. In late January 1998, the Company established a data room where such parties could perform their due diligence. A number of companies, including Parent, visited the data room.

    On February 23 and 24, 1998, after visiting the data room, representatives of Parent met with the Company's senior management in London, reviewed and requested additional documents and visited the Company's facility in Dartford, England, and also toured the Company's manufacturing facilities in Norcross, Georgia and South Africa on February 24 and 27, 1998, respectively.

    At the direction of the Company, DLJ issued guidelines for submitting proposals. Such proposals were required to be submitted by March 3, 1998, with some extensions granted. The Company subsequently received four proposals, containing various differing terms and conditions.

    On March 3, 1998, Parent wrote to the Company proposing a transaction offering $11.00 per share for all outstanding Shares on a cash basis, and requested a reply by March 4, 1998.

    On March 6, 1998, Mr. Cusick called an officer at Parent stating the amount offered was inadequate, and rejected the proposal.

    On March 9, 1998, an officer of Parent called Mr. Cusick and requested a meeting to discuss a new proposal.

    On the evening of March 9, 1998, representatives of the Company and Parent met to negotiate Parent's new proposal. After discussions, Parent proposed a cash tender offer at $13.00 per share for 100% of the Company's outstanding Shares, contingent upon negotiation of satisfactory terms of an acquisition agreement including negotiation of an agreement on major issues such as the transaction fees and the negotiation and receipt of the Shareholder Agreements.

    On March 11, 1998, counsel to Parent provided the Company with an initial draft of the Acquisition Agreement and the form of Shareholder Agreement. Between March 11 and March 16, 1998, extensive negotiations were conducted as to the details of the transaction and the draft agreements.

    Based upon Parent's insistence that principal shareholders enter into Shareholders Agreements, on March 12 and 13, 1998, the Company contacted certain principal shareholders. The Company then reached agreement with five principal shareholders who agreed to deliver Shareholder Agreements if the Company reached agreement with Parent.

    On March 13, 1998, the Board of Directors of Parent and Purchaser both held telephonic meetings at which time both such Boards of Directors unanimously approved the Acquisition Agreement and the transactions contemplated thereby.

    On March 14, 1998, the Company and Parent reached an agreement on the transaction fees, subject to agreement on the remaining open issues.

    The Company's Board of Directors held telephonic meetings on March 13 and March 14 to discuss the progress of the negotiations, the terms and structure of the proposed transaction and the open issues. During the evening of March 15, the Board of Directors again met telephonically at which time management and counsel described the final draft agreements and the resolution of the open issues. Representatives of DLJ explained the factors it had considered in rendering a fairness opinion and then read the fairness opinion. The Board of Directors then unanimously approved the Acquisition Agreement and the transactions contemplated thereby. The factors taken into account by the Board of Directors in making their decision are described below under "Recommendations of the Board of Directors; Fairness of the Offer and the Acquisition."

    Early the next morning, Parent, Purchaser and the Company entered into the Acquisition Agreement, and Parent and the Shareholders entered into Shareholder Agreements. The parties announced the transaction later that morning pursuant to a press release.

    (b)(ii) Recommendations of the Board of Directors; Fairness of the Offer and the Acquisition

    In approving the Acquisition Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their shares pursuant to the Offer, the Board of Directors considered a number of factors including:

         (i) the terms of the Acquisition Agreement, including the fact that the Per Share Amount was superior to the consideration offered in the other proposals;

        (ii) presentations by management of the Company (at the March 15 meeting and at previous Board of Directors' meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent and the changes in the diagnostics industry;

        (iii) that while the current market environment involving the purchase of diagnostic companies provides for sales of such companies at significant premiums, that environment may not continue in the future;

        (iv) a review of the possible alternatives to the Offer and the Completion of the Acquisition, including the possibility of the Company remaining independent or engaging in a transaction with another bidder and the possible value to the Company's shareholders of such alternatives;

        (v) the process and the results thereof undertaken to identify and solicit proposals from third parties to enter into a strategic transaction with the Company;

        (vi) the trading price of the Shares over the last five years and the fact that the $13.00 Per Share Amount represents a premium of approximately 22% over the closing sales price for the Shares on the Nasdaq National Market on March 13, 1998, the last full trading day prior to entry into the Acquisition Agreement, a premium of approximately 41% over the average closing sales price for the Shares for the 30 trading days preceding March 13, 1998, and also represents the highest per Share price that the Shares have traded during the last five years;

       (vii) the opinion of DLJ on March 15, 1998 that the $13.00 Per Share Amount in cash to be received by the holders of the Shares in the Offer is fair to such holders. A copy of the written opinion of DLJ, which sets forth the assumptions made, procedures followed, matters considered and limits of its review, is filed as Exhibit 6 hereto and incorporated herein by reference. The full text of such opinion should be read in conjunction with this Schedule 14D-9;

       (viii) the terms and conditions of the Acquisition Agreement, including the payment of a termination fee of $10 million plus $2 million for expenses in the event of termination of the Acquisition Agreement by reason of the Company accepting a Superior Proposal or other reasons specified in "Termination" in Item 3;

        (ix) the principal Shareholders' expressed support of the Acquisition Agreement and the transactions contemplated thereby and their willingness to enter into the Shareholder Agreements, and the fact that the principal Shareholders would receive the same consideration as the other shareholders of the Company;

        (x) the conditions to the Offer, and the fact that there would be no financing contingency to the Offer. In this connection, the Board of Directors also considered the likelihood that the proposed Acquisition would be consummated, including the likelihood of satisfaction of the conditions to, the Offer contained in the Acquisition Agreement, and the risks to the Company if the Acquisition were not consummated; and

        (xi) the recommendation of the Company's management with respect to the proposed Acquisition.

    The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

    It is expected that if the Shares are not accepted for payment by Purchaser in the Offer, the Company's current management, under the general direction of the Board of Directors of the Company, will continue to manage the Company as an ongoing business. However, the Board of Directors of the Company may, under such circumstances, explore other possible methods of maximizing value for the Company's shareholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Pursuant to a letter agreement dated November 17, 1997, and amended on February 3, 1998, (the "Engagement Letter"), between the Company and DLJ, the Company engaged DLJ to act as its exclusive financial advisor for a period of twelve months to explore strategic alternatives, including but not limited to, a sale, recapitalization, merger, consolidation or any other business combination, in one or a series of transactions, involving the Company. In particular, the services to be performed by DLJ included (i) assisting in the preparation of the Confidential Information Memorandum describing the Company, its operations, historical performance and future prospects, (ii) identifying and contacting selected qualified acquirors; (iii) arranging for potential acquirors to conduct business investigations; (iv) negotiating the financial aspects of any proposed transaction and (v) delivering an opinion, if requested, as to the fairness from a financial point of view of the consideration to be received by shareholders in a transaction. The Engagement Letter provides for the payment to DLJ of a financial advisory fee of $50,000, payable upon execution of the Engagement Letter, and a fee of $500,000 at the time DLJ notifies the Company's Board of Directors that it is prepared to deliver its fairness opinion, both of which fees are to be credited against any transaction fee payable to DLJ. DLJ also is entitled to a transaction fee at the Effective Date based upon the aggregate value of the Shares in the Acquisition, which together with the out-of-pocket expenses of DLJ, including fees and expenses of its legal counsel, is $5,296,000. In addition, the Company agreed to indemnify DLJ against certain liabilities, including liabilities arising under federal securities laws.

    The Company retained DLJ based on its experience and expertise. DLJ is an internationally recognized investment banking and advisory firm. DLJ, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market making and other trading activities, DLJ and its affiliates may, from time to time, have a long or short position in, and may buy and sell, securities of the Company.

    TM Capital will receive a fee of $2,450,000 at the Effective Date as part of its prior retainer arrangement. In addition, the DeBartolo interests are to pay $300,000 to MG Capital LLC for advisory services in connection with the transaction, and DLJ is paying MG Capital LLC an undisclosed finders/co-advisor fee.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders of the Company on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the six-month period preceding the date of this Solicitation/Recommendation Statement, none of the Company, the directors or executive officers of the Company or, to the knowledge of the Company after reasonable inquiry, their respective associates, or any person or company acting jointly or in concert with the Company had transactions in the Shares except for those Shares set forth in the following table.

                                              TRANSACTION        TYPE OF          NUMBER OF
EXECUTIVE OFFICER OR DIRECTOR                    DATE         TRANSACTION(1)       SHARES
--------------------------------------------  -----------  --------------------  -----------
C. Robert Cusick............................    11/18/97       Bonus Shares         32,710(1)
Guido Guidetti..............................    11/18/97    Restricted Shares       22,294
Steven C. Ramsey............................    11/18/97    Restricted Shares       10,003(2)
Stanley E. Read.............................    11/21/97           Sale              1,000
                                                11/24/97           Sale              6,300
R. Peter Silveston..........................    11/18/97    Restricted Shares       17,458
F. Michael P. Warren........................    11/18/97    Restricted Shares       59,739

--------------

1. Does not include Shares acquired pursuant to the Qualified Employee Stock Purchase Plan ("ESPP") because the number of Shares received was so small as to be insignificant.

2.  Reflects the netting out of certain Shares for tax purposes.

    (b) To the best of the Company's knowledge, all of its executive officers and directors who own Shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons.

    (c) No securities of the Company exercisable for or convertible into the Shares were issued to the directors and executive officers of the Company during the two-year period preceding the date of this Schedule 14D-9 except options issued under the Company's stock option plans, and Shares issued under the exercise of options issued under the Company's stock option plans or the ESPP.

    (d) No director or executive officer of the Company plans to purchase any Shares while the Offer is outstanding, nor do any of the directors or executive officers of the Company know of the existence of such an intention on the part of any person or company (other than Purchaser).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as described under Item 3(b), the Company is not presently engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3 and 4, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    None

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

1. Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

2. Acquisition Agreement, among Parent, Purchaser and the Company, dated as of March 13, 1998 (without exhibits).

3 Form of Shareholder Agreement, dated as of March 13, 1998, between Parent and each of three principal shareholders and two executive officers of the Company.

4. Confidentiality Agreement, dated February 22, 1998, between Parent and the Company.

5.  Letter to the Shareholders of the Company, dated March 20, 1998.

6. Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated March 15, 1998.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                INTERNATION MUREX TECHNOLOGIES
                                     CORPORATION

                                By:             /s/ C. ROBERT CUSICK
                                     -----------------------------------------
                                                  C. Robert Cusick
                                           VICE CHAIRMAN, CEO & PRESIDENT

Dated: March 19, 1998